

Mail Stop 3561

December 31, 2008

<u>Via Fax & U.S. Mail</u>

Mark J. Rittenbaum
Chief Financial Officer
The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, OR 97035

> **Re: The Greenbrier Companies, Inc.**
> **Form 10-K for the year ended August 31, 2008**
> **File No. 001-13146**

Dear Mr. Rittenbaum:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended August 31, 2008

Item 1A. Risk Factors

Risks Related to Our Business

Our financial performance and market value could cause future write-downs of goodwill in future periods., page 17

1. Please tell us how you have considered the stock price drop occurring in the first quarter of fiscal 2009 as an event that may warrant an interim impairment test under paragraph 28 of SFAS 142.

Management's Discussion and Analysis

Critical Accounting Policies

Maintenance Obligations, page 28

2. We note from your disclosure here and elsewhere in your filing that you are responsible for maintenance on a portion of the managed and owned lease fleet under the terms of maintenance obligations defined in the underlying lease or management agreement, and that your current accounting policy is to accrue a liability representative of the expected maintenance costs based on historical experience. It appears this policy is, in substance, the accrue-in-advance method disallowed by FSP AUG AIR-1 issued September 6, 2008. Please revise your accounting policy for consistency with this guidance. As part of your response, please include an evaluation of the financial statement impact of this policy change as of the effective date of the guidance, consistent with the provisions of SABs 99 and 108 with regard to materiality. If you continue to believe your policy is consistent with US GAAP, please provide a discussion supporting your conclusions, including references to applicable guidance, in your response.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 35

3. We note from your policy disclosure on page 36 that the restricted cash balance relates primarily to European performance guarantees. Please explain your basis in US GAAP for including the changes in restricted cash as an investing, rather than an operating, activity. Refer to the guidance in paragraphs 15 and 21 of SFAS 95.

Note 6 – Deconsolidation of Subsidiary, page 43

4. Please tell us your basis in US GAAP for changing your consolidation method for Trenton Works from full consolidation to cost method. Your response should include references to specific accounting literature.

5. Your current disclosure states that de-consolidation of Trenton Works resulted in a loss of $15.3 million, which disclosure could be interpreted to mean that such a loss was recorded during fiscal 2008. However, the $15.3 million appears to be the cumulative losses of Trenton Works through March 13, 2008, not a loss resulting from Trenton Works' de-consolidation beginning on that date. Please clarify your disclosure in this regard.

6. Please clarify that, although you believe you will not be held liable for any of Trenton Works' liabilities, it is not appropriate under U.S. GAAP to reverse the $15.3 million liability unless and until you are legally released from any obligation upon resolution of the Trenton Works' bankruptcy.

7. Please expand your disclosure to state whether or not you will account for Trenton Works as discontinued operations when the bankruptcy is resolved. See paragraph 27 of SFAS 144 for guidance.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Party Transactions, page 5

8. In future filings, please disclose the approximate dollar value of the amount involved in the charter(s) you place with the company that manages Mr. Furman's aircraft and the approximate dollar value of the Mr. Furman's interest in the transaction during the most recent fiscal year. Refer to Item 404 of Regulation S-K.

Compensation Discussion and Analysis, page 8

9. We note your disclosure on page 8 that your CEO evaluates the performance of other executive officers and makes recommendations regarding salary and incentive awards. In future filings, please provide more detail regarding the role of your CEO in your compensation processes, including a discussion of the subjective criteria upon which he bases his recommendations. Your discussion should include quantitative and qualitative disclosure regarding your CEO's assessments of executive officers' performances as measured by applicable objectives, including the performance of the business unit or other corporate function for which the executive officer is responsible. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.

10. We note your disclosure on page 8 that the Compensation Committee reviews compensation at peer companies, and your disclosure on page 9 that you monitor competitive compensation rates in local and industry-specific markets. Please advise us whether benchmarking is material to your compensation policies and decisions. If so, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions. Please contact Michelle Lacko at 202-551-3240 or Amanda McManus at 202-551-3412 with questions on legal matters.

Sincerely,

David R. Humphrey
Branch Chief